Exhibit 99.1

Glory Star Reports First Half Year 2022 Unaudited Financial Results

Beijing, July 22, 2022 (PRNewswire) — Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star”, the “Company” or “we”), a leading digital media platform and content-driven e-commerce company in China, today announced its unaudited financial results for the first half year of 2022 ended June 30, 2022.

First Half 2022 Operating Highlights

●	Downloads of the CHEERS Video App increased to approximately 300.6 million as of June 30, 2022, compared to approximately 215.6 million as of June 30, 2021.
●	Downloads of the CHEERS e-Mall App increased to approximately 20.4 million as of June 30, 2022, compared to approximately 3.8 million as of June 30, 2021.

●	Monthly Active Users (“MAU”) of the CHEERS Video App increased to approximately 45.8 million from 43.2 million in the same period of 2021.
●	MAU of the CHEERS e-Mall App increased to approximately 3.0 million from 1.4 million in the same period of 2021.

●	Repurchase Rate (“RPR”) for CHEERS e-Mall was approximately 42.4%.

●	Daily Time Spent (“DTS”) on CHEERS Video was approximately 56 minutes.

First Half 2022 Key Operating Results

The Company monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions.

Downloads. We view the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of our Video platform and the increased traffic to our e-Mall platform. As of June 30, 2022, downloads of our CHEERS Video and e-Mall Apps were approximately 300.6 million and 20.4 million respectively, representing an increase of 39.4% and 436.8% respectively as compared to the same period in 2021.

MAU. MAU is defined as a user who has logged in or accessed the Company’s CHEERS Video App and CHEERS e-Mall App. We calculate MAU using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. MAU is a tool that our management uses to manage their operations. In particular, our management sets targets of MAU and monitors the MAU to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. For the six months ended June 30, 2022, the average MAU of our CHEERS Video and e-Mall Apps were 45.8 million and 3.0 million, growing 6.0% and 114.3% respectively as compared to the same period in 2021.

RPR. We track RPR to analyze the effectiveness of our marketing as well as customers retention, which is vital to our e-Mall. RPR is calculated as the percentage of our customers who have placed more than one order within a certain period of time. For the 180 days period during the first half of 2022, our CHEERS e-Mall RPR was 42.4%.

DTS. We measure DTS as an additional metric to evaluate the attractiveness of our video content and stickiness of users. The average DTS using our CHEERS Video during first half 2022 was 56 minutes.

First Half 2022 Financial Results

Revenues in the first half year of 2022 were US$69.9 million compared to US$71.9 million in the same period of 2021, which approximately maintained at the same level.

Total operating expenses in the first half year of 2022 were US$59.4 million, compared to US$55.7 million in the same period of 2021.

●	Cost of revenues were US$14.6 million and US$13.2 million for the first half year of 2022 and 2021, mainly due to the update of the Company’s product portfolio to increase concentration on customized product, resulting high operating expenditure.

●	Sales and marketing expenses were US$42.5 million and US$39.8 million for the first half year of 2022 and 2021, mainly due to an increase in marketing and advertising fees to enhance the Company’s brand recognition and user traffic generation.

●	General and administrative expenses in the first half year of 2022 decreased by 21.6% to US$1.8 million from US$2.3 million in the same period of 2021, as a result of the uncertainty of the macro-economic environment and impact of the ongoing COVID-19 pandemic, and improvement by the Company’s management of its human capital efficiency and bringing its lean operations strategy to the next level.

●	Research and development expenses were US$0.5 million and US$0.3 million for the first half year of 2022 and 2021, respectively.

Income from operations in the first half year of 2022 was US$10.5 million, compared to US$16.2 million in the same period of 2021.

Net income attributable to ordinary shareholders were US$10.8 million and US$16.9 million for the first half year of 2022 and 2021, respectively.

Basic and diluted earnings per share in the first half year of 2022 were US$0.16 and US$0.16, respectively, compared to US$0.27 and US$0.27, respectively, in the same period of 2021.

Net cash used in operating activities in the first half year of 2022 was US$30.6 million, compared to US$11.9 million in the same period of 2021.

As of June 30, 2022, the Company had cash and cash equivalents of US$44.8 million, compared to US$77.3 million as of December 31, 2021.

About Glory Star New Media Group Holdings Limited

Since its establishment in 2016, Glory Star has been laser focused on developing an ecosystem for its users that incorporates quality content, e-commerce, social networking, and gaming. The Company continues to integrate its cutting edge blockchain technologies, massive user base from its CHEERS ecosystem, quality content offerings, and its well-established e-commerce platform, and through the right application of 5G, AR, VR and NFT technologies to develop a metaverse boasting a wide range of “online + offline” and “virtual + reality” scenarios. Glory Star’s CHEERS Video and e-Mall platforms provide a solid foundation for it to rapidly develop different entertainment and shopping applications for the metaverse. Glory Star also provides a suite of tools for its users to facilitate the development of new content by creators. The Company is remaining at the forefront of disrupting the way new media and e-commerce is operated. For more information, please visit http://ir.gsmg.co/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating income/ (loss) as operating income/ (loss) excluding share-based compensation expenses. The Company defines non-GAAP net income/ (loss) attributable to ordinary shareholders as net income/ (loss) attributable to ordinary shareholders excluding share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Glory Star New Media Group Holdings Limited Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s Annual Report on Form 20-F filed with the SEC on March 8, 2022. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@gsmg.co

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share and per share data)

	December 31, 2021	June 30, 2022
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$77,302	$44,777
Accounts receivable, net	63,135	79,152
Prepayment and other current assets	13,103	30,508
Total current assets	153,540	154,437
Property, plant and equipment, net	242	207
Intangible assets, net	16,718	15,158
Deferred tax assets	56	390
Unamortized produced content, net	1,874	1,672
Right-of-use assets	1,298	1,031
Prepayment and other current assets, net	21,445	20,371
Total non-current assets	41,633	38,829
TOTAL ASSETS	$195,173	$193,266

Liabilities and Equity
Current liabilities:
Short-term bank loans	$4,998	$5,601
Accounts payable	12,878	6,570
Advances from customers	536	121
Accrued liabilities and other payables	2,251	2,110
Other taxes payable	13,104	15,451
Operating lease liabilities -current	291	429
Due to related parties	500	-
Total current liabilities	34,558	30,282
Operating lease liabilities - non-current	1,127	730
Warrant liability	24	22
Total non-current liabilities	1,151	752
TOTAL LIABILITIES	$35,709	$31,034

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 68,122,402 and 68,124,402 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	$7	$7
Additional paid-in capital	25,629	26,131
Statutory reserve	1,224	1,396
Retained earnings	123,982	134,617
Accumulated other comprehensive gain	8,069	(101)
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	158,911	162,050
Non-controlling interest	553	182
TOTAL EQUITY	159,464	162,232

TOTAL LIABILITIES AND EQUITY	$195,173	$193,266

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share and per share data)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2022
Revenues(a)	$71,896	$69,933

Operating expenses:
Cost of revenues	(13,193)	(14,580)
Selling and marketing	(39,836)	(42,502)
General and administrative	(2,315)	(1,814)
Research and development	(339)	(532)
Total operating expenses	(55,683)	(59,428)

Income from operations	16,213	10,505

Other (expenses) income:
Interest expense, net	(240)	(60)
Change in fair value of warrant liability	155	2
Other income, net	820	144
Total other income	735	86

Income before income tax	16,948	10,591
Income tax benefit (expense)	(25)	46
Net income	16,923	10,637
Less: net (loss) income attributable to non-controlling interests	20	(170)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$16,903	$10,807

Other comprehensive income (loss)
Unrealized foreign currency translation (loss) gain	1,228	(7,620)
Comprehensive income	18,151	3,017
Less: comprehensive loss attributable to non-controlling interests	(51)	(360)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$18,202	$3,377

Earnings per ordinary share
Basic	$0.27	$0.16

Weighted average shares used in calculating earnings per ordinary share
Basic	62,774,488	68,123,330

Earnings per ordinary share
Dilutive	$0.27	$0.16

Weighted average shares used in calculating earnings per ordinary share
Dilutive	62,774,488	68,123,330

Note:

(a)	The table below provides a summary of the Company’s operating segment results for the six months ended June 30, 2022 and 2021:

	For the Six Months Ended June 30,
	2021	2022
Net revenues:
Cheers APP Internet Business	$69,128	60,672
Traditional Media Business	2,768	9,261
Total segment net revenues	$71,896	69,933
Total consolidated net revenues	$71,896	69,933
Operating income：
Cheers APP Internet Business	$15,555	9,116
Traditional Media Business	847	1,391
Total segment operating income	$16,402	$10,507
Unallocated item*	(189)	(2)
Total consolidated operating income	$16,213	10,505

*	The unallocated item for the six months ended June 30, 2022 and 2021 presents the share-based compensation for employees, which is not allocated to segments.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2021	2022
Net cash used in operating activities	$(11,887)	$(30,627)
Net cash provided by (used in) investing activities	1,684	(383)
Net cash provided by financing activities	12,529	842

Effect of exchange rate changes	254	(2,357)

Net increase (decreased) in cash, cash equivalents and restricted cash	2,580	(32,525)
Cash and cash equivalents, at beginning of period	17,731	77,302
Cash and cash equivalents, at end of period	$20,311	$44,777

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2021	2022
	(Unaudited)	(Unaudited)

Income from operations	$16,213	$10,505
Adjustment: Share-based compensation	189	2
Non-GAAP income from operations	$16,402	$10,507

Net income attributable to ordinary shareholders	$16,903	$10,807
Adjustment: Share based compensation	189	2
Adjustment: Change in fair value of warrant liability	(155)	(2)
Non-GAAP net income attributable to ordinary shareholders	$16,937	$10,807

Weighted average shares used in calculating earnings per ordinary share-basic	62,774,488	68,123,330
Non-GAAP earnings per share	$0.27	$0.16
Weighted average shares used in calculating earnings per ordinary share-diluted	62,774,488	68,123,330
Non-GAAP diluted earnings per share	$0.27	$0.16